FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number 3235-0287 Expires: September 30, 1998 Estimated average burden hours per response 0.5
¨ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1. Name and Address of Reporting Person* PUCELLA MICHAEL	2. Issuer Name and Ticker or Trading Symbol Dime Community Bancshares, Inc. ("DCOM")						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give Other (specify title below) below) _
(Last) (First) (Middle) 209 HAVEMEYER STREET	3. IRS or Social Security Number of Reporting Person (Voluntary)			4. Statement for Month/Year October, 2001			Senior V.P. - Finance
(Street) BROOKLYN NY 11211				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	10/26/2001	M		5,000	A	$23.99
Common Stock	10/26/2001	S		5,000	D	$23.99
							12,192	D
							50,664	I	Benefit Plans

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (7-96)

FORM 4 (continued) Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/ Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Secur-ity (Instr. 5)	9. Number of deriv-ative Secur-ities Bene-ficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Deriva-tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi-cial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Employee Stock Options (payment to buy)	$9.67	10/26/2001	M			5,000	12/26/1997	12/26/2006	Common stock	5,000
												70,000	D	Stock Option Plan

Explanation of Responses:

/s/ MICHAEL PUCELLA

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. NOVEMBER 9, 2001

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). **Signature of Reporting Person Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, By: Michael Pucella see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. Page 2

SEC 1474 (7-96)